Dreyfus Municipal Bond Fund, Inc.

Statement of Investments

May 31, 2005 (Unaudited)

Long-Term Municipal Investments--97.0%	soi	Principal Amount ($)	Value ($)
Alabama--5.3%			
Alabama Housing Finance Authority, SFMR			
6.10%, 10/1/2027 (Collateralized; GNMA)		3,035,000	3,150,451
Alabama Public School and College Authority:			
7.854%, 7/1/2015		11,760,000 a,b	14,053,200
(Capital Improvement)			
5.50%, 7/1/2019		29,250,000	32,054,782
Courtland Industrial Development Board, EIR			
(International Paper Co.)			
6.25%, 8/1/2025		8,000,000	8,660,320
Jefferson County, Limited Obligation School Warrants:			
5.25%, 1/1/2019		23,000,000	24,948,790
5.25%, 1/1/2020		20,000,000	21,709,600
5.50%, 1/1/2021		5,000,000	5,528,700
Alaska--1.2%			
Alaska Energy Authority, Power Revenue (Bradley Lake)			
6%, 7/1/2017 (Insured; FSA)		5,730,000	6,865,113
Alaska Housing Finance Corp.			
8.585%, 12/1/2019 (Insured; MBIA)		10,000,000 a,b	10,761,600
Anchorage, Electric Utility Revenue			
6.50%, 12/1/2015 (Insured; MBIA)		6,135,000	7,629,302
Arizona--1.7%			
The Industrial Development Authority of the County of			
Apache, PCR (Tucson Electric Power Co. Project):			
5.85%, 3/1/2028		7,750,000	7,751,705
5.875%, 3/1/2033		28,570,000	28,576,857
California--10.7%			
California:			
Economic Recovery:			
5%, 7/1/2016		14,500,000	15,677,980
5%, 7/1/2017		18,500,000	19,981,850
GO:			
5.50%, 4/1/2028		11,260,000	12,563,458
5.50%, 4/1/2030		5,000,000	5,566,600
California County Tobacco Securitization Agency,			
Tobacco Settlement Asset-Backed Bonds			
(Kern County Tobacco Funding Corp.)			
6.25%, 6/1/2037		6,100,000	6,287,880
California Department of Water Resource, Revenue:			
Power Supply:			
5.25%, 5/1/2011 (Insured; FSA)		12,000,000	13,292,280
5.125%, 5/1/2019 (Insured; FGIC)		21,090,000	22,823,809
5.125%, 5/1/2019		20,500,000	22,030,325
Water (Central Valley Project):			
5.50%, 12/1/2016 (Prefunded 12/1/2011)		1,280,000 c	1,456,768
5.50%, 12/1/2016		6,390,000	7,154,052
California Public Works Board, LR:			

(Department of Mental Health-Coalinga)			
5.125%, 6/1/2029		7,000,000	7,365,820
(Various University of California Projects)			
5.50%, 6/1/2014	soi	9,750,000	11,028,810
California Statewide Communities Development			
Authority, Revenue			
(Daughters of Charity Health System) 5%, 7/1/2039		16,185,000	16,536,862
Chula Vista, Industrial Development Revenue			
(San Diego Gas and Electric)			
5.50%, 12/1/2021		10,000,000	10,828,700
Golden State Tobacco Securitization Corp.,			
Enhanced Tobacco Settlement Asset - Backed Bonds:			
5.50%, 6/1/2033 (Insured; FGIC)		14,000,000	15,420,580
5.50%, 6/1/2043		28,495,000	30,579,694
Los Angeles Community College District, GO			
5%, 8/1/2025 (Insured; FSA)		5,000,000	5,381,550

Connecticut--1.3%

Connecticut Resource Recovery Authority			
(American Fuel Co. Project)			
6.45%, 11/15/2022		7,325,000	7,494,207
Mashantucket Western Pequot Tribe, Special Revenue:			
6.40%, 9/1/2011 (Prefunded 9/1/2007)		9,170,000 b,c	9,862,518
6.40%, 9/1/2011		9,330,000 b	9,824,490

Delaware--.1%

Delaware Housing Authority, Senior SFMR			
6.45%, 1/1/2026		2,555,000	2,569,845

District of Columbia--.6%

District of Columbia Tobacco Settlement Financing Corp.			
6.50%, 5/15/2033		11,750,000	13,029,457

Florida--3.4%

Florida Board of Education			
Capital Outlay (Public Education)			
5.50%, 6/1/2016		12,000,000	13,412,400
Florida Department of Environmental Protection, Revenue			
5.75%, 7/1/2013 (Insured; FGIC)		10,270,000	11,540,707
Miami-Dade County, Aviation Revenue			
Miami International Airport (Hub of the Americas)			
5%, 10/1/2037 (Insured; FGIC)		13,085,000	13,761,756
Orange County, Health Facilities Authority, Revenue			
(Orlando Regional Healthcare)			
6%, 12/1/2028		2,090,000	2,296,764
Orlando Utilities Commission,			
Water and Electric Revenue			
6.75%, 10/1/2017		15,875,000	19,609,594
Tampa, Utility Tax and Special Revenue			
5.75%, 10/1/2013 (Insured; AMBAC)		9,100,000	10,604,139

Georgia--4.1%

Atlanta Development Authority,

Student Housing Revenue		
(ADA/CAU Partners Inc.)		
6.25%, 7/1/2014 (Insured; ACA)	4,605,000	5,144,890

Augusta Water and Sewer, Revenue		
5.25%, 10/1/2039 (Insured; FSA)	7,000,000	7,592,130
Chatham County Hospital Authority,		
Revenue Improvement (Memorial Health University)		
5.75%, 1/1/2029	4,000,000	4,342,200
Fulton County Facilities Corp., COP		
(Fulton County, Georgia Public Purpose Project)		
5.50%, 11/1/2018 (Insured; AMBAC)	11,630,000	12,916,394
Georgia:		
5.80%, 11/1/2009	19,580,000	22,167,889
5.80%, 11/1/2009	20,000,000	22,643,400
Milledgeville-Baldwin County Development Authority, Revenue		
(Georgia College and State University Foundation)		
5.625%, 9/1/2030	4,000,000	4,254,200
Private Colleges and Universities Authority, Revenue		
(Mercer University Project)		
5.75%, 10/1/2031	6,000,000	6,452,880

Hawaii--.8%

Hawaii 5.80%, 9/1/2009 (Insured; FSA)	14,000,000	15,665,160

Idaho--.7%

Idaho Housing Agency, Multi-Family Housing		
6.70%, 7/1/2024	9,470,000	9,623,793
Power County Industrial Development Corp.,		
SWDR (FMC Corp. Project)		
6.45%, 8/1/2032	4,750,000	4,946,840

Illinois--4.6%

Chicago O'hare International Airport, Revenue:		
General Airport Third Lien		
5.75%, 1/1/2024 (Insured; FSA)	9,215,000	10,323,196
Special Facilities (American Airlines Inc. Project)		
8.20%, 12/1/2024	7,970,000	7,412,897
Cook County 5.50%, 11/15/2012 (Insured; FGIC)		
(Prerefunded 5/15/2011)	12,000,000 c	13,476,000
Illinois Educational Facilities Authority, Revenue		
(Northwestern University) 5%, 12/1/2038	20,000,000	20,821,800
Illinois Finance Authority, Revenue		
(Northwestern Memorial Hospital)		
5.50%, 8/15/2043	22,310,000	24,167,084
Illinois Health Facilities Authority, Revenue		
(Advocate Health Care Network)		
6.125%, 11/15/2022	10,000,000	11,122,600
Illinois Housing Development Authority		
(Multi-Family Program) 6.75%, 9/1/2021	8,215,000	8,226,008

Indiana--.6%

Indiana Transportation Finance Authority,

Highway Revenue		
5.75%, 12/1/2021 (Insured; FGIC)	10,000,000	12,119,400

Iowa--.1%

Iowa Finance Authority, SFMR		
(Mortgage Backed Securities Program)		
6.65%, 7/1/2028 (Collateralized; FNMA)	2,285,000	2,333,396

Kansas--1.0%

Wichita, Hospital Revenue Facilities Improvement		
(Christi Health System)		
5.50%, 11/15/2026	7,000,000	7,471,170
Wyandotte County Kansas City, Unified Government		
Utility System Revenue		
5.60%, 9/1/2023 (Insured; AMBAC)	12,010,000	13,937,005

Kentucky--.7%

City of Ashland, Sewage and Solid Waste Revenue		
(Ashland Inc. Project)		
7.125%, 2/1/2022	5,170,000	5,418,160
Mount Sterling, LR (Kentucky League Cities Funding)		
6.10%, 3/1/2018	7,955,000	9,522,851

Louisiana--.7%

Parish of West Feliciana, PCR (Gulf States Utilities-I)		
7.70%, 12/1/2014	14,000,000	14,000,000

Maryland--.7%

Community Development Administration, Department of		
Housing and Community Development State of Maryland		
8.785%, 7/1/2039	5,000,000 a,b	5,403,950
Maryland Economic Development Corp., Student Housing		
Revenue (Frostburg State University Project)		
6.25%, 10/1/2033	8,580,000	9,119,682

Massachusetts--2.6%

Massachusetts:		
8.883%, 2/1/2015	10,000,000 a,b	12,583,000
5%, 3/1/2016	12,355,000	13,621,758
Massachusetts Housing Finance Agency, Revenue:		
Housing:		
6.50%, 7/1/2025 (Insured; AMBAC)	3,580,000	3,655,645
6.60%, 1/1/2037 (Insured; AMBAC)	6,135,000	6,264,142
Single Family Housing		
7.125%, 6/1/2025	2,055,000	2,057,384
Massachusetts Municipal Wholesale Electric Co.,		
Power Supply System Revenue (Nuclear Project		
Number 4 Issue)		
5.25%, 7/1/2013 (Insured; MBIA)	10,000,000	11,134,000
Massachusetts Special Obligation		
Dedicated Tax, Revenue		
5.25%, 1/1/2024 (Insured; FGIC)	5,000,000	5,471,000

Michigan--3.2%

The Economic Development Corp. of the County of Gratiot,

Limited Obligation EDR (Danly Die Set Project)		
7.625%, 4/1/2007	3,200,000	3,198,688

Kent Hospital Finance Authority, Revenue		
(Metropolitan Hospital Project) 6.25%, 7/1/2040	7,500,000	8,355,150
Michigan Hospital Finance Authority:		
HR (Genesys Health System Obligated Group):		
8.125%, 10/1/2021 (Prefunded 10/1/2005)	15,000,000 c	15,557,100
7.50%, 10/1/2027 (Prefunded 10/1/2005)	15,300,000 c	15,536,538
Revenue (Oakwood Obligated Group)		
5.50%, 11/1/2016	8,165,000	8,921,651
Wayne County Airport Authority, Airport Revenue		
(Detroit Metropolitan Wayne County Airport)		
5%, 12/1/2029 (Insured; MBIA)	15,000,000	15,615,750

Minnesota--1.0%

Minneapolis and Saint Paul Metropolitan Airports		
Commission, Airport Revenue 5.75%, 1/1/2032		
(Insured; FGIC)	5,000,000	5,483,900
Minnesota Housing Finance Agency, Single Family Mortgage:		
6.50%, 7/1/2024	4,025,000	4,110,249
6.45%, 7/1/2025	7,165,000	7,316,325
Shakopee Health Care Facilities, Revenue		
(Saint Francis Regional Medical Center)		
5.25%, 9/1/2034	3,000,000	3,125,130

Missouri--.8%

Missouri Higher Education Loan Authority,		
Student Loan Revenue		
6.75%, 2/15/2009	11,500,000	11,871,450
The City of Saint Louis, Airport Revenue		
(Airport Development Program)		
5.625%, 7/1/2016 (Insured; MBIA)	5,000,000	5,567,350

Nebraska--2.6%

Omaha Public Power District, Electric Revenue		
5.50%, 2/1/2014	47,300,000	54,096,537

Nevada--.8%

Clark County,		
IDR (Nevada Power Co. Project)		
5.90%, 11/1/2032	15,000,000	14,982,900
Nevada Housing Division (Single Family Program)		
6.80%, 4/1/2027	1,260,000	1,265,443

New Hampshire--1.3%

Business Finance Authority of the State of New Hampshire,		
PCR (Public Service Co.)		
6%, 5/1/2021 (Insured; MBIA)	15,500,000	16,833,930
New Hampshire Housing Finance Authority:		
Multi-Family Housing:		
7.55%, 7/1/2013	1,435,000	1,580,696
(Mariners Village Project)		
6.60%, 1/1/2038 (Collateralized; FHA)	7,365,000	7,519,812
Single Family Residential Mortgage		
6.85%, 1/1/2025	1,705,000	1,705,597

New Jersey--8.0%

New Jersey Economic Development Authority:		
Cigarette Tax Revenue:		
5.50%, 6/15/2024	12,120,000	12,892,892
5.50%, 6/15/2031	9,865,000	10,399,683
PCR (Public Service Electric and Gas Co. Project)		
6.40%, 5/1/2032 (Insured; MBIA)	32,040,000	32,780,124
New Jersey Transit Corp., COP,		
Federal Transit Administration Grants		
5.75%, 9/15/2014 (Insured; AMBAC)		
(Prerefunded 9/15/2010)	15,000,000 c	16,916,700
New Jersey Transportation Trust Fund Authority:		
8.883%, 6/15/2012	12,330,000 a,b	16,496,554
(Transportation System):		
5.50%, 12/15/2013 (Insured; FSA)	15,900,000	18,201,684
5.75%, 6/15/2018	7,750,000	9,139,032
5.75%, 6/15/2020	12,645,000	15,056,149
New Jersey Turnpike Authority, Turnpike Revenue		
8.354%, 1/1/2017 (Insured; MBIA)	15,000,000 a,b	18,095,100
Tobacco Settlement Financing Corp. of New Jersey,		
Tobacco Settlement Asset-Backed Bonds:		
6.75%, 6/1/2039	3,000,000	3,267,420
7%, 6/1/2041	12,065,000	13,375,862

New Mexico--.5%

New Mexico Finance Authority,		
State Transportation Revenue		
(Senior Lien)		
5.25%, 6/15/2020 (Insured; MBIA)	8,000,000	8,877,040
New Mexico Mortgage Financing Authority		
6.80%, 1/1/2026	1,940,000	1,974,416

New York--12.3%

Long Island Power Authority, Electric System Revenue:		
5.50%, 12/1/2012 (Insured; FSA)	10,000,000	11,409,800
5.50%, 12/1/2013 (Insured; FSA)	25,860,000	29,671,247
Metropolitan Transportation Authority:		
Revenue		
5.50%, 11/15/2014 (Insured; AMBAC)	18,000,000	20,845,080
State Service Contract		
5.75%, 1/1/2018	17,025,000	19,938,488
Nassau County Industrial Development Agency, IDR		
(KeySpan-Glenwood Energy Center, LLC Project)		
5.25%, 6/1/2027	10,000,000	10,502,700
New York City:		
5.50%, 5/15/2015 (Insured; MBIA)	11,180,000	12,228,908
5.75%, 3/1/2018	14,185,000	15,904,506
5%, 8/1/2021	10,000,000	10,630,300
5.25%, 8/15/2024	18,500,000	20,050,115
New York City Industrial Development Agency,		
Liberty Revenue (7 World Trade Center, LLC Project)		
6.50%, 3/1/2035	10,000,000	10,293,700
New York City Transitional Finance Authority, Revenue:		
7.854%, 11/1/2018 (Prerefunded 5/1/2010)	14,550,000 a,b,c	18,077,648

soi

(Future Tax Secured):		
5.75%, 2/15/2015 (Prerefunded 2/15/2010)	5,100,000 c	5,755,299
5.75%, 2/15/2015	11,910,000	13,287,391

soi

New York State Dormitory Authority, Revenue:		
(City University)		
7.50%, 7/1/2010	5,000,000	5,526,850
(State University Educational Facilities)		
5.50%, 5/15/2013 (Insured; FGIC)	20,350,000	23,207,751
New York State Environmental Facilities Corp.,		
State Clean Water and Drinking Water Revolving Funds		
Revenue (New York City Municipal Water Finance		
Authority Projects) (Second Resolution Bonds)		
5.50%, 6/15/2017	7,100,000	8,374,095
Triborough Bridge and Tunnel Authority,		
Revenues (General Purpose)		
5.50%, 1/1/2032	20,000,000	21,307,800
North Carolina--1.6%		
Charlotte 5.25%, 2/1/2015	9,380,000	10,076,090
North Carolina Eastern Municipal Power Agency,		
Power System Revenue:		
5.50%, 1/1/2011	10,000,000	10,897,500
5.50%, 1/1/2012	10,000,000	10,978,600
North Carolina Housing Finance Agency,		
Single Family Revenue		
6.50%, 9/1/2026	2,085,000	2,129,160
Oklahoma--.4%		
Claremore Industrial and Redevelopment Authority,		
EDR (Yuba Project)		
8.375%, 7/1/2011	7,500,000	7,504,275
Oregon--.2%		
Klamath Falls, Electric Revenue		
(Senior Lien-Klamath Cogen)		
6%, 1/1/2025	5,000,000	5,069,400
Pennsylvania--4.7%		
Allegheny County:		
5%, 11/1/2016 (Insured; FGIC)	23,275,000	25,652,076
5%, 11/1/2017 (Insured; FGIC)	10,000,000	10,971,200
Delaware County Industrial Development Authority,		
Water Facilities Revenue		
(Philadelphia Suburban Water)		
6.35%, 8/15/2025 (Insured; FGIC)	10,000,000	10,263,000
Montgomery County Industrial Development Authority,		
Mortgage Revenue (Whitemarsh Continuing Care		
Retirement Community Project)		
6.25%, 2/1/2035	10,805,000	11,257,297
Pennsylvania 5.375%, 7/1/2018 (Insured; FSA)	20,000,000 c	23,279,400
Pennsylvania Economic Development Financing		
Authority, Exempt Facilities Revenue		
(Reliant Energy):		
6.75%, Series A, 12/1/2036	10,000,000	10,765,300
6.75%, Series B, 12/1/2036	5,500,000	5,920,915

Rhode Island--.0%

Rhode Island Housing and Mortgage Finance Corp.	soi	
(Homeownership Opportunity)		
6.50%, 4/1/2027	300,000	300,408

South Carolina--1.2%

Greenville County School District,		
Installment Purchase Revenue		
(Building Equity Sooner for Tomorrow)		
5.875%, 12/1/2019 (Prerefunded 12/1/2012)	4,000,000 c	4,705,440
Securing Assets For Education, Installment Purchase		
Revenue (The School District of Berkeley County,		
South Carolina Project)		
5%, 12/1/2028	15,155,000	15,620,562
South Carolina Housing Finance and Development Authority,		
Mortgage Revenue:		
6.75%, 7/1/2026	1,885,000	1,917,573
6.70%, 7/1/2027	3,080,000	3,144,957

Texas--8.7%

Alliance Airport Authority Inc.,		
Special Facilities Revenue:		
(American Airlines Inc. Project)		
7.50%, 12/1/2029	13,000,000	10,795,980
(Federal Express Corp. Project)		
6.375%, 4/1/2021	34,070,000	35,641,649
Austin Convention Enterprises Inc.,		
Convention Center Hotel,		
Second Tier Revenue		
5.75%, 1/1/2032	11,000,000	11,403,040
Brazos River Authority, PCR (TXU Electric Co. Project):		
5.75%, 11/1/2011	11,500,000	12,345,940
6.75%, 10/1/2038	5,790,000	6,477,910
Cities of Dallas and Fort Worth,		
Dallas/Fort Worth International Airport, Revenue:		
Facilities Improvement Corp.		
(Bombardier Inc.)		
6.15%, 1/1/2016	5,865,000	5,913,504
Joint Improvement:		
5.75%, 11/1/2014 (Insured; FGIC)	15,070,000	16,763,416
5.75%, 11/1/2015 (Insured; FGIC)	10,000,000	11,085,800
Harris County Hospital District, Mortgage Revenue:		
7.40%, 2/15/2010 (Insured; AMBAC)	1,930,000	2,086,967
7.40%, 2/15/2010 (Insured; AMBAC)	3,785,000	4,206,157
Harris County-Houston Sports Authority,		
Third Lien Revenue:		
Zero Coupon, 11/15/2033 (Insured; MBIA)	23,245,000	5,215,016
Zero Coupon, 11/15/2035 (Insured; MBIA)	14,500,000	2,889,705
Houston:		
Airport System Revenue, Special Facilities (Continental Airlines)		
7%, 7/1/2029	5,800,000	5,319,296
Utilities System Revenue, First Lien		
5.25%, 5/15/2021 (Insured; FSA)	18,075,000	19,796,824
Tarrant County Health Facilities Development Corp.,		
Health System Revenue		

(Texas Health Resources System)			
5.75%, 2/15/2014 (Insured; MBIA)		9,470,000	10,922,130
Texas 9.685%, 12/1/2020		7,605,000 a,b	8,122,292
Texas Turnpike Authority,			
Central Texas Turnpike System Revenue,			
First Tier			
5.75%, 8/15/2038 (Insured; AMBAC)		12,000,000	13,478,160

Utah--.4%

Carbon County, SWDR (Sunnyside Cogeneration)			
7.10%, 8/15/2023		8,540,000	8,549,138

Virginia--.6%

Tobacco Settlement Financing Corp. of Virginia			
Tobacco Settlement Asset-Backed Bonds			
5.50%, 6/1/2026		12,500,000	12,504,750

Washington--2.3%

Bellevue 5.50%, 12/1/2039 (Insured; MBIA)		12,000,000	13,499,880
Seattle, Municipal Light and Power Revenue, Improvement:			
5.50%, 3/1/2013 (Insured; FSA)		11,585,000	12,897,696
5.50%, 3/1/2016 (Insured; FSA)		15,400,000	16,964,640
Tumwater Office Properties, LR			
(Washington State Office Building)			
5%, 7/1/2028		5,110,000	5,358,806

Wisconsin--2.1%

Badger Tobacco Asset Securitization Corp.,			
Tobacco Settlement Asset-Backed Bonds			
7%, 6/1/2028		25,000,000	27,512,250
Wisconsin Health and Educational Facilities Authority,			
Revenue:			
(Aurora Health Care) 5.625%, 2/15/2029		9,725,000	10,080,935
(FH Healthcare Development Inc. Project)			
6.25%, 11/15/2028 (Prerefunded 11/15/2009)		5,000,000 c	5,623,100

Wyoming--.6%

Sweetwater County, SWDR (FMC Corp. Project)			
6.90%, 9/1/2024		13,225,000	13,429,855

U.S. Related--2.8%

Puerto Rico Highway and Transportation Authority,			
Transportation Revenue			
6%, 7/1/2039 (Prerefunded 7/1/2010)		20,050,000 c	22,859,807
Puerto Rico Housing Finance Authority,			
Capital Fund Program:			
5%, 12/1/2018		14,840,000	15,972,440
5%, 12/1/2019		6,000,000	6,435,480
5%, 12/1/2020		5,000,000	5,351,700
Puerto Rico Infrastructure Financing Authority,			
Special Obligation			
5.50%, 10/1/2032		7,000,000	7,713,790

Total Long-Term Municipal Investments
(cost $1,899,807,182)   2,029,884,955

soi

Short-Term Municipal Investments--1.6%

Florida--.7%

Alachua County Health Facilities Authority, Revenue, VRDN
Health Facilities (Shands Teaching Hospital) 2.95%
(LOC; Sun Trust Bank) — 6,315,000 d — 6,315,000

Collier County Health Facilities Authority, Revenue,
VRDN (Cleveland Clinic Health System Obligated Group)
2.94% (LOC; JPMorgan Chase Bank) — 4,400,000 d — 4,400,000

Jacksonville Health Facilities Authority, HR,
VRDN 2.95% (LOC; Bank of America) — 2,995,000 d — 2,995,000

Pennsylvania--.9%

Geisinger Authority, Health System Revenue
VRDN (Geisinger Health System) 2.95% — 5,440,000 d — 5,440,000

Pennsylvania Higher Educational Facilities Authority,
Revenue, VRDN (Carnegie Mellon University) 2.94% — 5,500,000 d — 5,500,000

The Hospitals and Higher Education Facilities
Authority of Philadelphia, HR, VRDN
(The Children's Hospital of Philadelphia Project) 2.95% — 6,000,000 d — 6,000,000

Schuylkill County Industrial Development Authority, RRR,
VRDN (Northeastern Power Co. Project) 2.98%
(LOC; Dexia Credit Locale) — 2,700,000 d — 2,700,000

Total Short-Term Municipal Investments
(cost $33,350,000) — 33,350,000

Total Investments (cost $1,933,157,182) — 98.6% — 2,063,234,955

Cash and Receivables (Net) — 1.4% — 29,341,824

Net Assets — 100.0% — 2,092,576,779

Notes to Statement of Investments:

a Inverse floater security - the interest rate is subject to change periodically.
b Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2005, these securities amounted to $123,280,352 or 5.9% of net assets.
c Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.
d Securities payable on demand. Variable interest rate - subject to periodic change.
e Securities valuation policies and other investment related disclosures are hereby incorporated by reference the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS PREMIER HIGH INCOME FUND

Statement of Investments

May 31, 2005 (Unaudited)

Bonds and Notes - 89.2 %	Principal Amount($)	Value ($)
Aerospace/Defense - 3.4%		
Aviall,		
Sr. Notes, 7.625%, 2011	2,075,000	2,173,562
BE Aerospace:		
Sr. Sub. Notes, Ser. B, 8%, 2008	2,000,000	2,010,000
Sr. Sub. Notes, Ser. B, 8.875%, 2011	1,000,000	1,025,000
DI Finance/DynCorp International,		
Sr. Sub. Notes, 9.5%, 2013	1,000,000 a	930,000
Esterline Technologies,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000	1,070,000
K&F Acquisition,		
Sr. Sub. Notes, 7.75%, 2014	1,500,000 a	1,507,500
Sequa:		
Sr. Notes, 9%, 2009	100,000	109,000
Sr. Notes, Ser. B, 8.875%, 2008	1,900,000	2,042,500
Titan,		
Notes, 8%, 2011	750,000	806,250
Transdigm Funding,		
Notes, 8.375%, 2011	1,750,000	1,828,750
		13,502,562
Automotive - .0%		
Keystone Automotive Operations,		
Sr. Sub. Notes, 9.75%, 2013	150,000	**147,750**
Broadcasting/Media - 2.6%		
Allbritton Communications,		
Sr. Sub. Notes, 7.75%, 2012	2,025,000	1,994,625
Citadel Broadcasting,		
Conv. Sub. Notes, 1.875%, 2011	1,000,000	753,750
Nexstar Finance,		
Sr. Sub. Notes, 7%, 2014	1,700,000	1,568,250
Salem Communications,		
Sr. Sub. Notes, 7.75%, 2010	1,000,000	1,040,000
Sinclair Broadcast:		
Conv. Sr. Sub. Notes, 4.875%, 2018	450,000 b	399,937
Sr. Sub. Notes, 8%, 2012	2,500,000	2,606,250
Susquehanna Media,		
Sr. Sub. Notes, 7.375%, 2013	1,750,000	1,828,750
		10,191,562
Building & Construction - .3%		
K. Hovnanian Enterprises,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000	**1,025,000**
Building Materials - 2.8%		
Builders FirstSource,		
Secured Notes, 7.518%, 2012	1,000,000 a,b	970,000
Euramax International,		
Sr. Sub. Notes, 8.5%, 2011	1,600,000	1,800,000
Goodman Global,		

Sr. Sub. Notes, 7.875%, 2012	1,000,000 a	905,000
Interface:		
Notes, 7.3%, 2008	1,200,000	1,182,000
Sr. Notes, 10.375%, 2010	1,000,000	1,075,000
Sr. Sub. Notes, 9.5%, 2014	1,000,000	1,005,000
Jacuzzi Brands,		
Sr. Secured Notes, 9.625%, 2010	2,350,000	2,549,750
MAAX,		
Sr. Sub. Notes, 9.75%, 2012	400,000	363,000
Nortek,		
Sr. Sub. Notes, 8.5%, 2014	900,000	810,000
Ply Gem Industries,		
Sr. Sub. Notes, 9%, 2012	500,000	397,500
		11,057,250
Cable/ Media - 4.1%		
CSC Holdings,		
Sr. Notes, 7.875%, 2007	500,000	524,375
Cablevision Systems:		
Sr. Notes, 7.89%, 2009	2,000,000 a,b	2,110,000
Sr. Notes, 8%, 2012	1,000,000 a	1,056,250
EchoStar Communications,		
Conv. Sub. Notes, 5.75%, 2008	4,000,000	3,945,000
Insight Communications,		
Sr. Discount Notes, 0/12.25%, 2011	2,000,000 c	2,005,000
Insight Midwest/Capital:		
Sr. Notes, 9.75%, 2009	800,000	836,000
Sr. Notes, 10.5%, 2010	800,000	856,000
LodgeNet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	1,800,000	1,944,000
Mediacom Communications,		
Conv. Sr. Notes, 5.25%, 2006	1,750,000	1,723,750
Telenet,		
Sr. Discount Notes, 0/11.5%, 2014	1,500,000 a,c	1,125,000
Videotron LTEE,		
Sr. Notes, 6.875%, 2014	250,000	251,563
		16,376,938
Chemicals - 4.9%		
Borden U.S. Finance/Nova Scotia,		
Sr. Secured Notes, 9%, 2014	1,250,000 a	1,268,750
Equistar Chemical/Funding:		
Sr. Notes, 10.125%, 2008	1,000,000	1,090,000
Sr. Notes, 10.625%, 2011	2,500,000	2,768,750
Huntsman:		
Notes, 11.625%, 2010	1,300,000	1,501,500
Sr. Sub. Notes, 10.125%, 2009	916,000	954,930
Innophos,		
Sr. Sub. Notes, 8.875%, 2014	250,000 a	245,000
Lyondell Chemicals:		
Notes, 9.5%, 2008	1,000,000	1,067,500
Sr. Secured Notes, 9.5%, 2008	500,000	533,750
Sr. Secured Notes, 10.5%, 2013	1,500,000	1,719,375
Sub. Notes, 10.875%, 2009	1,000,000	1,040,000
Millenium America,		
Sr. Notes, 9.25%, 2008	250,000	270,625
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	2,000,000	2,100,000
PQ,		
Notes, 7.5%, 2013	1,000,000 a	970,000
Resolution Performance/Capital:		

Secured Notes, 9.5%, 2010	1,000,000	1,040,000
Sr. Sub. Notes, 13.5%, 2010	2,000,000	2,170,000
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	500,000	537,500
		19,277,680

Consumer Products- 4.3%

American Achievement,		
Sr. Sub. Notes, 8.25%, 2012	1,500,000	1,507,500
Central Garden & Pet,		
Sr. Sub. Notes, 9.125%, 2013	100,000	107,000
Chattem,		
Sr. Sub. Notes, 7%, 2014	1,000,000	1,027,500
Da-Lite Screen,		
Sr. Notes, 9.5%, 2011	1,500,000	1,571,250
Del Laboratories,		
Sr. Sub. Notes, 8%, 2012	750,000 a	671,250
Elizabeth Arden,		
Notes, 7.75%, 2014	1,000,000	1,037,500
Hines Nurseries,		
Notes, 10.25%, 2011	750,000	776,250
Jafra Cosmetics/Distributors,		
Sr. Sub. Notes, 10.75%, 2011	1,307,000	1,463,840
Jarden,		
Sr. Sub. Notes, 9.75%, 2012	900,000	958,500
Leslie's Poolmart,		
Sr. Notes, 7.75%, 2013	1,250,000 a	1,240,725
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	1,500,000	1,578,750
Prestige Brands,		
Sr. Sub. Notes, 9.25%, 2012	600,000	619,500
Riddell Bell,		
Sr. Sub. Notes, 8.375%, 2012	1,000,000 a	1,005,000
Samsonite,		
Sr. Sub. Notes, 8.875%, 2011	1,000,000	1,055,000
Sealy Mattress,		
Sr. Sub. Notes, 8.25%, 2014	2,000,000	2,035,000
Spectrum Brands,		
Sr. Sub. Notes, 7.375%, 2015	500,000 a	490,000
Visant,		
Notes, 7.625%, 2012	3,400,000	3,272,500
		20,417,065

Entertainment/Leisure - 2.3%

Cinemark,		
Sr. Discount Notes, 0/9.75%, 2014	1,000,000 c	707,500
Intrawest,		
Sr. Notes, 7.5%, 2013	2,500,000	2,537,500
Marquee:		
Sr. Discount Notes, 0/12%, 2014	100,000 a,c	59,000
Sr. Notes, 8.625%, 2012	950,000 a	997,500
NCL,		
Sr. Notes, 10.625%, 2014	1,000,000 a	1,025,000
Royal Caribbean Cruises:		
Debs., 7.25%, 2018	1,200,000	1,254,000
Debs., 7.5%, 2027	250,000	261,250
Sr. Notes, 8%, 2010	1,000,000	1,105,000
Town Sports International,		

Sr. Notes, 9.625%, 2011	750,000	772,500
Vail Resorts,		
Sr. Sub. Notes, 6.75%, 2014	500,000	500,000
		9,219,250

Environmental - .9%

Allied Waste,		
Sr. Notes, Ser. B, 8.875%, 2008	2,000,000	2,100,000
Casella Waste Systems,		
Sr. Sub. Notes, 9.75%, 2013	500,000	537,500
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	1,000,000	1,082,500
		3,720,000

Food & Beverages - 2.0%

B&G Foods,		
Sr. Notes, 8%, 2011	1,000,000	1,040,000
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	975,000 b	1,067,625
Dole Foods:		
Notes, 7.25%, 2010	1,500,000	1,530,000
Sr. Notes, 8.875%, 2011	383,000	409,810
Land O Lakes,		
Sr. Secured Notes, 9%, 2010	200,000	216,000
Le-Natures,		
Sr. Sub. Notes, 10%, 2013	750,000 a,b	776,250
Michael Foods,		
Sr. Sub. Notes, 8%, 2013	1,750,000	1,798,125
Pinnacle Foods,		
Sr. Sub. Notes, 8.25%, 2013	700,000	602,000
Swift & Co.,		
Sr. Sub. Notes, 12.5%, 2010	500,000	562,500
		8,002,310

Food & Drug - 1.8%

Ingles Markets,		
Sr. Sub. Notes, 8.875%, 2011	1,500,000	1,516,875
Jean Coutu,		
Sr. Notes, 7.625%, 2012	1,000,000	1,025,000
Rite Aid:		
Conv. Notes, 4.75%, 2006	2,550,000	2,479,875
Sr. Secured Notes, 8.125%, 2010	1,250,000	1,240,625
Stater Brothers,		
Sr. Notes, 8.125%, 2012	750,000	733,125
		6,995,500

Gaming - 6.3%

American Casino & Entertainment,		
Secured Notes, 7.85%, 2012	2,000,000	2,115,000
Ameristar Casinos,		
Sr. Sub. Notes, 10.75%, 2009	500,000	548,750
Argosy Gaming:		
Sr. Sub. Notes, 7%, 2014	1,500,000	1,661,250
Sr. Sub. Notes, 9%, 2011	750,000	826,875
Aztar:		
Sr. Sub. Notes, 7.875%, 2014	2,000,000	2,115,000
Sr. Sub. Notes, 9%, 2011	250,000	271,875
Boyd Gaming,		
Sr. Sub. Notes, 7.75%, 2012	1,000,000	1,067,500
Circus & Eldorado/Silver Legacy Capital,		

First Mortgage Bonds, 10.125%, 2012	500,000	522,500
Hard Rock Hotel,		
Notes, 8.875%, 2013	2,100,000	2,273,250
Herbst Gaming,		
Sr. Sub. Notes, 7%, 2014	2,250,000	2,255,625
Inn of the Mountain Gods,		
Sr. Notes, 12%, 2010	650,000	757,250
Isle of Capri Casinos:		
Sr. Sub. Notes, 7%, 2014	750,000	740,625
Sr. Sub. Notes, 9%, 2012	450,000	488,250
Kerzner International:		
Conv. Sub. Notes, 2.375%, 2024	700,000	842,625
Sr. Sub. Notes, 8.875%, 2011	1,250,000	1,343,750
MGM Mirage:		
Sr. Sub. Notes, 9.375%, 2010	500,000	559,375
Sr. Sub. Notes, Ser. B, 10.25%, 2007	500,000	551,250
Mohegan Tribal Gaming Authority:		
Sr. Sub. Notes, 7.125%, 2014	1,000,000	1,026,250
Sr. Sub. Notes, 8%, 2012	700,000	754,250
Penn National Gaming,		
Sr. Notes, 8.875%, 2010	500,000	538,750
Pinnacle Entertainment,		
Sr. Sub. Notes, 8.25%, 2012	2,000,000	2,020,000
Seneca Gaming:		
Sr. Notes, 7.25%, 2012	1,000,000	1,015,000
Sr. Notes, 7.25%, 2012	500,000 a	507,500
		24,802,500
Health Care - 6.4%		
Alderwoods,		
Sr. Notes, 7.75%, 2012	1,250,000 a	1,312,500
Beverly Enterprises,		
Sr. Sub. Notes, 7.875%, 2014	1,250,000	1,368,750
Carriage Services,		
Notes, 7.875%, 2015	1,750,000 a	1,806,875
Concentra Operating:		
Sr. Notes, 9.5%, 2010	800,000	840,000
Sr. Sub. Notes, 9.125%, 2012	1,000,000	1,030,000
Davita,		
Sr. Sub. Notes, 7.25%, 2015	1,750,000 a	1,767,500
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	250,000	271,250
Genesis Healthcare,		
Sr. Sub. Notes, 8%, 2013	2,500,000	2,675,000
HCA,		
Notes, 6.375%, 2015	1,000,000	1,024,263
IASIS Healthcare/Capital,		
Sr. Sub. Notes, 8.75%, 2014	500,000	537,500
Kinetic Concepts,		
Sr. Sub. Notes, 7.375%, 2013	787,000	814,545
Medquest,		
Notes, Ser. B, 11.875%, 2012	250,000	251,250
Omega Healthcare Investors,		
Sr. Notes, 7%, 2014	950,000	952,375
Psychiatric Solutions,		
Sr. Sub. Notes, 10.625%, 2013	334,000	369,070
Select Medical,		
Sr. Sub. Notes, 7.625%, 2015	1,500,000 a	1,488,750
Service Corporation International,		

Sr. Notes, 7.7%, 2009	1,000,000	1,061,250
Sybron Dental Specialties,		
Sr. Sub. Notes, 8.125%, 2012	250,000	270,000
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	1,000,000	1,017,500
VWR International,		
Sr. Sub. Notes, 8%, 2014	2,100,000	1,984,500
Vanguard Health,		
Sr. Sub. Notes, 9%, 2014	1,000,000	1,085,000
WH Holdings/Capital,		
Sr. Notes, 9.5%, 2011	810,000	866,700
Warner Chilcott,		
Notes, 8.75%, 2015	1,500,000 a	1,455,000
Watson Pharmaceuticals,		
Conv. Debs., 1.75%, 2023	1,000,000	948,750
		25,198,328

Industrial - 3.1%

Blount,		
Sr. Sub. Notes, 8.875%, 2012	1,500,000	1,575,000
Dresser-Rand,		
Sr. Sub. Notes, 7.375%, 2014	2,750,000 a	2,708,750
General Binding,		
Sr. Sub. Notes, 9.375%, 2008	1,000,000	1,015,000
Hexcel,		
Sr. Sub. Notes, 6.75%, 2015	1,000,000 a	992,500
Koppers,		
Notes, 9.875%, 2013	1,500,000	1,605,000
Mueller,		
Sr. Sub. Notes, 10%, 2012	2,500,000	2,637,500
Wesco Distribution,		
Sr. Sub. Notes, Ser. B, 9.125%, 2008	1,731,000	1,756,965
		12,290,715

Lodging/Hotels - 1.6%

Felcor Lodging:		
Sr. Notes, 6.874%, 2011	2,250,000 b	2,323,125
Sr. Notes, 9%, 2011	750,000 b	802,500
Felcor Suites,		
Sr. Notes, 7.625%, 2007	500,000	521,875
Gaylord Entertainment,		
Sr. Notes, 8%, 2013	1,500,000	1,563,750
HMH Properties,		
Sr. Secured Notes, Ser. B, 7.875%, 2008	113,000	115,543
Host Marriott:		
Notes, Ser. I, 9.5%, 2007	250,000	267,500
Sr. Notes, Ser. G, 9.25%, 2007	500,000	543,125
La Quinta Properties,		
Sr. Notes, 8.875%, 2011	200,000	217,000
		6,354,418

Media- Diversified & Services - 2.9%

Advanstar Communications:		
Secured Notes, 10.75%, 2010	1,300,000	1,397,500
Sr. Sub. Notes, Ser. B, 12%, 2011	900,000	951,750
Canwest Media,		
Sr. Notes, Ser. B, 7.625%, 2013	1,000,000	1,075,000
Corus Entertainment,		
Sr. Sub. Notes, 8.75%, 2012	250,000	269,375
Entravision Communications,		

Sr. Sub. Notes, 8.125%, 2009	1,425,000	1,478,437
Intelsat Bermuda:		
Sr. Notes, 7.805%, 2012	1,500,000 a,b	1,530,000
Sr. Notes, 8.25%, 2013	1,000,000 a	1,022,500
New Skies Satellites,		
Sr. Notes, 8.539%, 2011	750,000 a,b	761,250
PanAmSat:		
Sr. Discount Notes, 0/10.375%, 2014	750,000 a,c	517,500
Sr. Notes, 9%, 2014	975,000	1,065,188
Quebecor Media,		
Sr. Discount Notes, 0/13.75%, 2011	1,250,000 c	1,243,750
		11,312,250
Mining & Metals - 1.2%		
Alpha Natural Resources,		
Sr. Notes, 10%, 2012	2,000,000 a	2,210,000
Arch Western Finance,		
Sr. Notes, 6.75%, 2013	1,000,000 b	1,025,000
Foundation PA Coal,		
Sr. Notes, 7.25%, 2014	1,500,000	1,552,500
		4,787,500
Non Food & Drug - 3.5%		
Affinity,		
Sr. Sub. Notes, 9%, 2012	1,050,000	1,060,500
Buhrmann U.S.,		
Sr. Sub. Notes, 8.25%, 2014	2,000,000	1,960,000
Couche-Tard U.S./Finance,		
Sr. Sub. Notes, 7.5%, 2013	1,250,000	1,306,250
Dillards,		
Notes, 7.15%, 2007	1,000,000	1,035,000
FTD,		
Sr. Notes, 7.75%, 2014	972,000	937,980
Jo-Ann Stores,		
Sr. Sub. Notes, 7.5%, 2012	1,250,000	1,268,750
Nebraska Book,		
Sr. Sub. Notes, 8.625%, 2012	2,500,000	2,287,500
Pantry,		
Sr. Sub. Notes, 7.75%, 2014	1,500,000	1,515,000
Petro Stopping Centers/Financial,		
Secured Notes, 9%, 2012	1,000,000	1,010,000
Rent-A-Center,		
Sr. Sub. Notes, Ser. B, 7.5%, 2010	1,500,000	1,500,000
		13,880,980
Oil & Gas - 4.1%		
Chesapeake Energy,		
Sr. Notes, 7.75%, 2015	500,000	543,750
Compagnie Generale de Geophysique,		
Notes, 7.5%, 2015	500,000 a	502,500
Compton Petroleum,		
Sr. Notes, 9.9%, 2009	1,330,000	1,426,425
Comstock Resources,		
Sr. Notes, 6.875%, 2012	1,000,000	990,000
Delta Petroleum,		
Sr. Notes, 7%, 2015	400,000 a	370,000
Denbury Resources,		
Notes, 7.5%, 2013	1,150,000	1,190,250

Encore Acquisition:		
Notes, 8.375%, 2012	250,000	271,250
Sr. Sub. Notes, 6.25%, 2014	750,000	735,000
Exco Resources,		
Notes, 7.25%, 2011	2,000,000	1,960,000
Grey Wolf,		
Conv. Notes, 3.75%, 2023	200,000	229,000
Harvest Operations,		
Sr. Notes, 7.875%, 2011	2,500,000	2,418,750
Houston Exploration,		
Sr. Sub. Notes, 7%, 2013	1,000,000	1,027,500
Premcor Refining,		
Sr. Sub. Notes, 7.75%, 2012	1,500,000	1,627,500
Pride International,		
Conv. Sr. Notes, 3.25%, 2033	750,000	836,250
Range Resources,		
Notes, 6.375%, 2015	150,000	147,000
Transmontaigne,		
Sr. Sub. Notes, 9.125%, 2010	1,250,000	1,281,250
Whiting Petroleum,		
Sr. Sub. Notes, 7.25%, 2013	500,000	500,000
		16,056,425
Packaging- 2.6%		
AEP Industries,		
Sr. Notes, 7.875%, 2013	1,000,000 a	1,003,724
BWAY,		
Sr. Sub. Notes, 10%, 2010	500,000 b	512,500
Crown Cork & Seal:		
Debs., 7.375%, 2026	500,000	449,375
Debs., 8%, 2023	850,000	811,750
Owens-Brockway Glass Container,		
Sr. Notes, 8.25%, 2013	5,000,000	5,425,000
Owens-Illinois,		
Sr. Notes, 7.35%, 2008	1,000,000	1,050,000
Silgan,		
Sr. Sub. Notes, 6.75%, 2013	1,000,000	1,005,000
		10,257,349
Paper/Forestry - 4.2%		
Abitibi-Consolidated,		
Notes, 5.25%, 2008	1,000,000	940,000
Ainsworth Lumber,		
Notes, 6.84%, 2010	1,000,000 b	1,005,000
Boise Cascade,		
Sr. Notes, 6.016%, 2012	1,500,000 a,b	1,507,500
Caraustar Industries:		
Notes, 7.375%, 2009	700,000	668,500
Sr. Sub. Notes, 9.875%, 2011	2,000,000	1,915,000
Georgia-Pacific:		
Sr. Notes, 8%, 2014	1,000,000	1,107,500
Sr. Notes, 8%, 2024	1,000,000	1,152,500
Graphic Packaging International:		
Sr. Notes, 8.5%, 2011	1,050,000	1,050,000
Sr. Sub. Notes, 9.5%, 2013	1,000,000	980,000
JSG Funding,		
Sr. Notes, 9.625%, 2012	2,000,000	1,965,000
Jefferson Smurfit,		

Sr. Notes, 7.5%, 2013	1,500,000	1,410,000
Norske Skog Canada,		
Sr. Notes, 7.375%, 2014	2,000,000	1,880,000
Smurfit-Stone Container,		
Sr. Notes, 8.375%, 2012	900,000	902,250
		16,483,250

Printing & Publishing - 1.9%

CBD Media/Finance,		
Sr. Notes, 9.25%, 2012	500,000	490,000
Dex Media,		
Notes, 8%, 2013	2,000,000	2,135,000
Dex Media West/Finance,		
Sr. Sub. Notes, Ser. B, 9.875%, 2013	488,000	559,980
Houghton Mifflin,		
Sr. Sub. Notes, 9.875%, 2013	1,400,000	1,470,000
Morris Publishing,		
Notes, 7%, 2013	1,000,000	957,500
PRIMEDIA,		
Sr. Sub. Notes, 7.625%, 2008	150,000	151,500
R.H. Donnelley,		
Sr. Sub. Notes, 10.875%, 2012	950,000	1,104,375
Yell Finance,		
Sr. Discount Notes, 0/13.5%, 2011	650,000 c	637,000
		7,505,355

Restaurants - .9%

Carrols,		
Sr. Sub. Notes, 9%, 2013	1,000,000 a	1,020,000
Dominos,		
Sr. Sub. Notes, 8.25%, 2011	1,458,000	1,538,190
Trustreet Properties,		
Sr. Notes, 7.5%, 2015	1,000,000 a	1,017,500
		3,575,690

Support Services - 4.2%

Coinmach,		
Sr. Notes, 9%, 2010	1,000,000	1,030,000
Corrections Corporation of America,		
Sr. Notes, 7.5%, 2011	3,300,000	3,403,125
H&E Equipment/Finance,		
Notes, 11.125%, 2012	1,000,000	1,097,500
Iron Mountain:		
Sr. Sub. Notes, 6.625%, 2016	750,000	682,500
Sr. Sub. Notes, 7.75%, 2015	400,000	396,000
JohnsonDiversey,		
Sr. Discount Notes, 0/10.67%, 2013	1,300,000 c	929,500
Mobile Mini,		
Sr. Notes, 9.5%, 2013	2,000,000	2,190,000
Monitronics International,		
Sr. Sub. Notes, 11.75%, 2010	1,250,000 b	1,306,250
United Rentals,		
Sr. Sub. Notes, 7.75%, 2013	1,000,000	995,000
Williams Scotsman,		
Sr. Notes, 9.875%, 2007	1,500,000	1,485,000
		13,514,875

Technology - 1.5%

Communications & Power Industries,

Sr. Sub. Notes, 8%, 2012	1,000,000	985,000
Lucent Technologies:		
Debs., 6.45%, 2029	250,000	217,500
Notes, 5.5%, 2008	500,000	492,500
Notes, 7.25%, 2006	1,000,000	1,025,000
Telcordia Technologies,		
Sr. Sub. Notes, 10%, 2013	1,000,000 a	880,000
UGS,		
Notes, 10%, 2012	1,000,000	1,105,000
Xerox Capital Trust I,		
Capital Securities, 8%, 2027	1,000,000	1,040,000
		5,745,000

Telecommunications - 9.1%

Airgate,		
Sr. Secured Notes, 6.891%, 2011	2,250,000 a,b	2,306,250
Alamosa Delaware,		
Sr. Discount Notes, 0/12%, 2009	500,000 c	548,750
American Cellular,		
Sr. Notes, Ser. B, 10%, 2011	2,000,000	1,960,000
American Tower:		
Conv. Sr. Notes, 3%, 2012	600,000	647,250
Conv. Sr. Notes, 3%, 2012	1,350,000 a	1,456,313
Sr. Notes, 7.125%, 2012	1,000,000	1,041,250
Call-Net Enterprises,		
Sr. Secured Notes, 10.625%, 2008	250,000	270,000
Centennial Cellular Operating/Communications:		
Sr. Notes, 8.125%, 2014	2,000,000 b	2,080,000
Sr. Notes, 10.125%, 2013	1,000,000	1,121,250
Cincinnati Bell:		
Sr. Notes, 7%, 2015	1,000,000 a	962,500
Sr. Notes, 7.25%, 2013	500,000	502,500
Sr. Sub. Notes, 8.375%, 2014	1,500,000	1,492,500
Citizens Communications,		
Sr. Notes, 6.25%, 2013	1,000,000	970,000
Crown Castle International,		
Sr. Notes, 7.5%, 2013	500,000	568,750
Eircom Funding,		
Notes, 8.25%, 2013	1,500,000	1,582,500
LCI International,		
Sr. Notes, 7.25%, 2007	1,500,000	1,417,500
MCI:		
Sr. Notes, 6.908%, 2007	500,000 b	509,375
Sr. Notes, 7.688%, 2009	1,500,000 b	1,575,000
Nextel Communications,		
Sr. Notes, 7.375%, 2015	3,000,000	3,258,750
Qwest Capital Funding,		
Notes, 6.375%, 2008	2,500,000	2,387,500
Qwest Services,		
Notes, 13.5%, 2010	1,000,000 a,b	1,145,000
Rogers Wireless:		
Secured Notes, 6.135%, 2010	1,000,000 b	1,047,500
Sr. Sub. Notes, 8%, 2012	1,000,000	1,068,750
Rural Cellular,		
Sr. Secured Notes, 8.25%, 2012	1,000,000	1,027,500
Time Warner Telecom,		
Sr. Notes, 9.25%, 2014	1,000,000 a	955,000
U.S. Unwired,		
Secured Notes, Ser. B, 7.26%, 2010	1,000,000 b	1,030,000

Ubiquitel Operating,		
Sr. Notes, 9.875%, 2011	1,000,000	1,085,000
Valor Telecom Enterprise,		
Sr. Notes, 7.75%, 2015	2,000,000 a	1,955,000
		35,971,688

Textiles & Apparel - 1.8%

Levi Strauss & Co.:		
Sr. Notes, 7.73%, 2012	1,500,000 a,b	1,398,750
Sr. Notes, 12.25%, 2012	1,000,000	1,090,000
Oxford Industries,		
Sr. Notes, 8.875%, 2011	750,000	780,000
Perry Ellis International,		
Sr. Sub. Notes, Ser. B, 8.875%, 2013	500,000	512,500
Phillips Van-Heusen:		
Sr. Notes, 7.25%, 2011	500,000	517,500
Sr. Notes, 8.125%, 2013	1,500,000	1,605,000
Warnaco,		
Sr. Notes, 8.875%, 2013	1,000,000	1,095,000
		6,998,750

Transportation - .3%

GulfMark Offshore,		
Sr. Notes, 7.75%, 2014	1,000,000 a	**1,027,500**

Utilities - 4.2%

AES,		
Sr. Notes, 9.5%, 2009	250,000	278,750
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	500,000 a,b	546,875
Notes, 7.75%, 2005	1,000,000	1,006,000
Notes, 7.8%, 2011	1,000,000	1,065,000
Edison Mission Energy,		
Sr. Notes, 7.73%, 2009	4,000,000	4,180,000
El Paso:		
Notes, 6.375%, 2009	500,000	485,000
Notes, 7.75%, 2010	2,000,000	2,010,000
MSW Energy/Finance:		
Notes, Ser. B, 7.375%, 2010	1,000,000	1,010,000
Sr. Secured Notes, Ser. B, 8.5%, 2010	500,000	520,000
Semco Energy,		
Sr. Notes, 7.75%, 2013	1,000,000	1,044,284
Southern Star Central,		
Sr. Secured Notes, 8.5%, 2010	750,000	795,000
Suburban Propane Partners,		
Sr. Notes, 6.875%, 2013	700,000 a	661,500
Tennessee Gas Pipeline,		
Debs., 7.5%, 2017	1,500,000	1,655,041
Texas Genco/Financing,		
Sr. Notes, 6.875%, 2014	1,300,000 a	1,342,250
		16,599,700

Total Bonds and Notes

(cost $ 349,811,903)		**352,295,140**

Preferred Stocks - 2.0%

Broadcasting/Media - .3%

Spanish Broadcasting Systems,

Cum., Ser. B, $ 2.6875	1,041	**1,121,326**
Chemicals - .1%		
Celanese,		
Cum. Conv., $ 1.0625	20,000	**468,200**
Packaging - .2%		
Owens-Illinois,		
Conv., $ 1.1875	20,000	**822,000**
Paper/Forestry - .2%		
Smurfit-Stone Container,		
Cum. Conv., Ser. A, $ 1.75	28,405	**659,706**
Telecommunications - 1.2%		
Crown Castle International,		
Cum. Conv., $ 1.563	100,000	**4,725,000**
Total Preferred Stocks		
(cost $ 7,322,418)		**7,796,232**
Total Investments (cost $ 357,134,321)	**91.2%**	**360,091,372**
Cash and Receivables (Net)	**8.8%**	**34,590,158**
Net Assets	**100.0%**	**394,681,530**

a *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At May 31, 2005, these securities amounted to $ 55,491,012 or 14.1% of net assets.*

b *Variable rate security-interest rate subject to periodic change.*

c *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.